Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156616
PROSPECTUS SUPPLEMENT
(To prospectus dated April 2, 2009
and supplemented April 22, 2009,
April 28, 2009, May 14, 2009
June 8, 2009, June 30, 2009,
August 14, 2009, September 9,2009
and October 13, 2009)
15,900,000 Shares of Common Stock
     This prospectus supplement supplements the prospectus dated April 2, 2009 and supplemented April 22, 2009, April 28, 2009, May 14, 2009, June 8, 2009, June 30, 2009, August 14, 2009, September 9, 2009 and October 13, 2009 (as so supplemented, the “Prospectus”), which relates to our potential issuances of shares of our common stock to the holders of our 7.75% convertible senior notes due 2012, in payment of interest on those notes.
     This prospectus supplement includes our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, which was filed with the Securities and Exchange Commission on November 10, 2009.
      The information contained in the report included in this prospectus supplement is dated as of the date of such report. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 5 of the Prospectus and page 19 of our quarterly report on Form 10-Q filed on November 10, 2009.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 12, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q
(Mark one)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from          to
Commission File Number: 000-26534
VION PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-3671221 (I.R.S. Employer Identification No.)

4 Science Park New Haven, CT (Address of principal executive offices)	06511 (Zip Code)
(203) 498-4210
(Registrant’s telephone number, including area code)
NOT APPLICABLE
(Former name, former address and former fiscal year, if changed since last report)
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)
     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.) ☐ Yes ☑ No
     The number of shares outstanding of the registrant’s common stock as of November 9, 2009 was 8,102,519.

VION PHARMACEUTICALS, INC.
     In this report, unless the context otherwise requires, the terms “Vion,” “the Company,” “we,” “us,” and “our” refer to Vion Pharmaceuticals, Inc.
     We own or have rights to various copyrights, trademarks and trade names used in our business including the following: OnriginTM, Cloretazine®, Triapine®, MELASYN® and TAPET®. This report also includes other trademarks, service marks and trade names of other companies.

PART I
FINANCIAL INFORMATION
ITEM 1. Financial Statements
Vion Pharmaceuticals, Inc.
(A Development Stage Company)
Condensed Consolidated Balance Sheets
(Unaudited)

	September 30,	December 31,
(In thousands, except share and per share data)	2009	2008
ASSETS
Current Assets:
Cash and cash equivalents	$18,928	$37,990
Available-for-sale securities	10	4
Accounts receivable	26	12
Prepaid expenses	37	242
Deferred issuance costs	250	250

Total current assets	19,251	38,498
Deferred issuance costs, net of current portion	343	531
Property and equipment, net	211	420
Security deposits	25	25

Total assets	$19,830	$39,474

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Accrued expenses	$3,358	$3,306
Accounts payable	844	945
Accrued payroll and payroll-related expenses	251	1,114
Interest payable	581	1,744
Deferred revenue	18	18

Total current liabilities	5,052	7,127
Deferred revenue, net of current portion	274	288
Convertible senior notes	55,037	55,443

Total liabilities	60,363	62,858

Shareholders’ Deficit:
Preferred stock, $0.01 par value, authorized: 5,000,000 shares; issued and outstanding: none	—	—
Common stock, $0.01 par value, authorized: 30,000,000 shares; issued and outstanding: 8,083,083 and 8,036,227 at September 30, 2009 and December 31, 2008, respectively	81	80
Additional paid-in capital	215,516	215,526
Accumulated other comprehensive income	10	4
Deficit accumulated during the development stage	(256,140)	(238,994)

Total shareholders’ deficit	(40,533)	(23,384)

Total liabilities and shareholders’ deficit	$19,830	$39,474

The accompanying notes are an integral part of these consolidated financial statements.

Vion Pharmaceuticals, Inc.
(A Development Stage Company)
Condensed Consolidated Statements of Operations
(Unaudited)

					For the
					Period from
					May 1, 1994
					(Inception) through
	For the Three Months		For the Nine Months		September
	Ended September 30,		Ended September 30,		30,
(In thousands, except per share data)	2009	2008	2009	2008	2009
Revenues:
Technology license fees	$5	$8	$15	$35	$4,655
Research and laboratory support fees	—	—	—	—	5,932
Contract research grants	—	—	—	—	2,501

Total revenues	5	8	15	35	13,088

Operating expenses:
Clinical trials	1,532	2,060	4,143	7,867	86,900
Other research and development	1,904	1,620	5,420	5,892	106,015

Total research and development	3,436	3,680	9,563	13,759	192,915
Marketing, general and administrative	1,079	1,872	4,523	5,655	57,276

Total operating expenses	4,515	5,552	14,086	19,414	250,191

Loss from operations	(4,510)	(5,544)	(14,071)	(19,379)	(237,103)
Interest expense	(1,671)	(1,521)	(5,675)	(4,539)	(17,091)
Interest income	1	224	11	991	13,705
Other income (expense), net	(55)	(3)	2,589	(15)	2,379

Loss before income taxes	(6,235)	(6,844)	(17,146)	(22,942)	(238,110)
Income tax benefit	—	—	—	—	(714)

Net loss	(6,235)	(6,844)	(17,146)	(22,942)	(237,396)
Preferred stock dividends and accretion	—	—	—	—	(18,489)

Loss applicable to common shareholders	$(6,235)	$(6,844)	$(17,146)	$(22,942)	$(255,885)

Basic and diluted loss applicable to common shareholders per share	$(0.78)	$(0.92)	$(2.15)	$(3.12)

Basic and diluted weighted-average number of shares of common stock outstanding	7,997	7,449	7,973	7,355

The accompanying notes are an integral part of these consolidated financial statements.

Vion Pharmaceuticals, Inc.
(A Development Stage Company)
Condensed Consolidated Statement of Changes in Shareholders’ Deficit
(Unaudited)

				Accumulated
			Additional	Other		Total
	Common Stock		Paid-in	Comprehensive	Accumulated	Shareholders’
(In thousands, except share data)	Shares	Amount	Capital	Income	Deficit	Deficit
Balance at December 31, 2008	8,036,227	$80	$215,526	$4	$(238,994)	$(23,384)
Adjustment to warrants issued February 2007 (see Note 4)			(216)			(216)
Stock-based compensation expense			122			122
Stock issued for services	44,656	1	83			84
Stock issued under employee benefit plans	2,200	—	1			1
Change in net unrealized gains and losses				6		6
Net loss					(17,146)	(17,146)

Comprehensive loss						(17,140)

Balance at September 30, 2009	8,083,083	$81	$215,516	$10	$(256,140)	$(40,533)

The accompanying notes are an integral part of these consolidated financial statements.

Vion Pharmaceuticals, Inc.
(A Development Stage Company)
Condensed Consolidated Statements of Cash Flows
(Unaudited)

			For The Period
	For the Nine Months		From May 1, 1994
	Ended September 30,		(Inception) through
(In thousands)	2009	2008	September 30, 2009
Cash flows from operating activities:
Net loss	$(17,146)	$(22,942)	$(237,396)
Adjustments to reconcile net loss to net cash used in operating activities –
Stock-based compensation	122	2,018	10,616
Stock issued in payment of interest	—	2,324	4,584
Change in fair market value of derivative	(2,610)	—	(2,610)
Amortization of convertible senior notes issuance costs, original issue discount, and assigned warrant value	2,188	1,051	4,735
Depreciation and amortization	214	254	4,111
Loss on equipment disposals	—	6	18
Purchased research and development	—	—	4,481
Stock issued for services	84	—	684
Amortization of financing costs	—	—	346
Extension/reissuance of placement agent warrants	—	—	168
Changes in operating assets and liabilities –
Receivables and prepaid expenses	191	250	(62)
Other assets	—	—	(22)
Current liabilities	(2,087)	(1,210)	4,987
Deferred revenue	(14)	(13)	292

Net cash used in operating activities	(19,058)	(18,262)	(205,068)

Cash flows from investing activities:
Acquisition of equipment	(5)	(53)	(3,396)
Purchases of marketable securities	—	—	(321,052)
Maturities of marketable securities	—	—	321,052

Net cash used in investing activities	(5)	(53)	(3,396)

Cash flows from financing activities:
Net proceeds from placement of notes and warrants	—	—	55,151
Net proceeds from initial public offering	—	—	9,696
Net proceeds from issuance of common stock	1	3	112,373
Net proceeds from issuance of preferred stock	—	—	20,716
Net proceeds from exercise of warrants	—	—	30,669
Repayment of equipment capital leases	—	—	(927)
Other financing activities, net	—	—	(286)

Net cash provided by financing activities	1	3	227,392

Change in cash and cash equivalents	(19,062)	(18,312)	18,928
Cash and cash equivalents, beginning of period	37,990	61,067	—

Cash and cash equivalents, end of period	$18,928	$42,755	$18,928

The accompanying notes are an integral part of these consolidated financial statements.

Vion Pharmaceuticals, Inc.
(A Development Stage Company)
Notes to Condensed Consolidated Financial Statements
(Unaudited)
1. The Company
          Vion Pharmaceuticals, Inc. (the Company) is a development-stage company that develops therapeutics for the treatment of cancer. The Company, formerly OncoRx, Inc., was incorporated in March 1992 as a Delaware corporation and began operations on May 1, 1994. The Company has established wholly-owned subsidiaries in the United Kingdom and Australia to act as its legal representative for Company-sponsored clinical trials in the European Union and Australia, respectively. The Company plans to close its Australian subsidiary in 2009. In October 2009, it filed with the Australian Securities and Investment Commission for voluntary deregistration of the subsidiary.
     In February 2009, the Company filed a New Drug Application (NDA) for Onrigintm with the U.S. Food and Drug Administration (FDA) as a single agent in elderly patients with de novo poor-risk acute myeloid leukemia (AML). In April 2009, the Company announced that the NDA for Onrigintm had been accepted for standard review by the FDA with a user fee goal date of December 12, 2009 for a decision on approval. The Company made a presentation to the Oncologic Drugs Advisory Committee (ODAC) of the FDA on September 1, 2009. The ODAC voted to require that a randomized study defining the efficacy and safety of Onrigintm be completed prior to regulatory approval of Onrigintm. The Company currently plans to submit a Special Protocol Assessment (SPA) to the FDA in 2009 for a randomized trial of Onrigintm. There can be no assurance that the Company will submit a SPA for such a randomized trial of Onrigin tm to the FDA in 2009 or at all, or that the Company will be able to conduct such a randomized trial of Onrigin tm for which it currently has no funding.
     On October 12, 2009, the Company announced it had hired an investment bank to assist in evaluating its strategic alternatives. These alternatives include any combination of a restructuring of the Company and its debt and a sale of the Company or its assets. The Company may also consider financing options. The Company expects its strategic review to be completed in the fourth quarter of 2009. The outcome of the Company’s strategic review will determine whether the Company continues operations or whether it curtails or ceases operations, liquidates its assets and/or files for bankruptcy.
     The Company ended the third quarter of 2009 with cash and cash equivalents totaling $18.9 million. The Company’s review of its strategic alternatives will determine the Company’s future operations, if any, and levels of cash expenditures and employee staffing. It is likely that, without additional financing, the cash and cash equivalents will not be adequate to fund operations for the next twelve months.
     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As a result, the accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the uncertainties described above.
2. Summary of Significant Accounting Policies
Basis of Presentation
     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q. They do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All adjustments recorded for the three and nine months ended September 30, 2009 were normal and recurring adjustments, except for the adjustments recorded in the first quarter of 2009 related to the Company’s convertible senior notes and warrants described in Note 4. Operating results for interim periods are not necessarily indicative of the results that may be expected for the full year. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 000-26534).
Fair Value of Financial Instruments
     The estimated fair value of amounts reported in the consolidated financial statements has been determined by using available market information and appropriate valuation methodologies. Carrying values for all financial instruments included in current assets and current liabilities, including cash equivalents and available-for-sale securities, approximate fair value, because of their short-term nature. The estimated fair values of cash equivalents and available-for-sale securities reported in the consolidated financial statements have been determined using quoted prices in active markets for identical assets.
Investments
     Available-for-sale securities consist of equity securities and are carried at fair value. Unrealized holding gains and losses, net of the related income taxes, are reported as a separate component of shareholders’ deficit until realized. As of September 30, 2009 and December 31, 2008, the Company’s available-for-sale securities had a cost of $0 and gross unrealized holding gains of approximately $10,000 for the period from inception (May 1, 1994) to September 30, 2009, respectively. There have been no realized investment gains or losses incurred through September 30, 2009.
3. Per Share Data — Anti-dilution
     As of September 30, 2009, the Company had outstanding warrants to purchase 780,000 shares of its common stock at an exercise price of $20.00 per share, outstanding stock options to purchase 280,777 shares of its common stock at exercise prices between $3.59 and $178.75 per share and 55,937 restricted shares of common stock not yet vested. As the Company has not generated net income in the periods presented, there is no dilutive per share calculation and therefore, these options, warrants and restricted shares have not been considered in the per share calculations presented.
4. Convertible Senior Notes and Warrants
     In February 2007, the Company completed a private placement of $60 million aggregate principal amount of 7.75% convertible senior notes due February 15, 2012 (the Notes) and warrants to purchase up to an additional 780,000 shares of its common stock (the Warrants) . The Company received net proceeds after debt discount and issuance costs of approximately $55.2 million from the sale of the Notes and Warrants.
     The Company is required to pay interest on the Notes semi-annually on February 15 and August 15. For the three months ended September 30, 2009 and 2008, the Company incurred interest expense of $1.7 million and $1.5 million, respectively, which included amortization expense of $509,000 and $358,000, respectively. For the nine months ended September 30, 2009 and 2008, the Company incurred interest expense of $5.7 million and $4.5 million, respectively, which included amortization expense of $2.2 million and $1.1 million, respectively. From inception (May 1, 1994) to September 30, 2009, the Company incurred interest expense on the Notes of $17.1 million, which included amortization expense of $4.7 million. The Company may pay interest at its option in cash or registered shares of its common stock, subject to certain limitations. The Company issued 538,122 shares of its common stock in payment of interest on February 15, 2008. The interest payments of $2.3 million each due on August 15, 2008, February 15, 2009 and August 15, 2009 were made in cash.
     In connection with the placement of the Notes and Warrants, the Company entered into a registration rights agreement with the initial purchaser which requires the Company to use its best efforts to maintain the effectiveness of its registration statement relating to the resale of its Notes, shares of common stock issuable upon the exercise of outstanding Warrants, which have an exercise price of $20.00 per share, and upon conversion of its outstanding Notes by holders of such Warrants and Notes (the Registrable Securities). The Company may be required to file and make effective amendments and supplements to such registration statement from time to time in the future. The Company believes it is currently in compliance with its registration obligation. However, if the Company fails to maintain an effective registration statement through February 15, 2010, the expiration date of the Warrants, it could become subject to certain liquidated damages, which the Company does not believe would be material to its financial statements. Such damages would be paid as additional interest on the principal amount of the Notes outstanding, subject to a maximum rate of 8.25% per annum for the duration of such failure until the event giving rise to the additional interest has been cured or February 15, 2010, whichever occurred first. Once the Company regained compliance with its registration obligation with respect to all of the Registrable Securities, the interest payable on the Notes would return to the initial interest rate of 7.75%.
     During the first quarter of 2009, the Company determined it should have bifurcated and assigned a value of $2.6 million to an embedded derivative related to the Note’s make-whole payment due upon automatic conversion in its original accounting for the Notes in February 2007. The Company determined that the effect on prior periods was not material. The Company recorded the derivative at its fair value of $3,000 as of March 31, 2009, which was reflected as a reduction of the carrying value of the Notes. For the three months ended March 31, 2009, the Company recorded interest expense of $878,000 to reflect the cumulative amortization of the initial derivative value and other income of $2.6 million to reflect the change in the fair value of the derivative between February 20, 2007 and March 31, 2009. The Company also revised the allocation of the February 2007 Note proceeds between the Notes and Warrants which was recorded as of March 31, 2009 as a reduction in additional paid-in capital and an increase in the carrying value of the Notes of $216,000. The revised allocation reduced interest expense for the three months ended March 31, 2009 by $71,000 to reflect the cumulative amortization of the adjustment to the Warrant value from February 20, 2007 to March 31, 2009.
     The embedded derivative is recorded at September 30, 2009 at its fair value of $11,000. For the three and nine months ended September 30, 2009, the Company recorded other expense of $0 and $8,000, respectively, to reflect the change in the fair value of the derivative since March 31, 2009.
5. Stock-Based Compensation
     Since January 1, 2006, the Company has recognized stock-based compensation expense using the straight-line attribution method for awards of restricted stock, purchases under its employee stock purchase plan and unvested stock options based on the grant-date fair value of the portion of the stock-based payment award that is ultimately expected to vest. For the three months ended September 30, 2009 and 2008, the Company recognized net stock-based compensation expense of $12,000 and $326,000, respectively. For the nine months ended September 30, 2009 and 2008, the Company recognized net stock-based compensation expense of $122,000 and $2.0 million, respectively. From inception (May 1, 1994) through September 30, 2009, the Company recognized net stock-based compensation expense of $10.6 million.
6. Income Taxes
     For the three and nine months ended September 30, 2009 and 2008, the Company did not record provisions for minimum state capital taxes due to its shareholders’ deficit.
     Except for the provisions recorded for minimum state capital taxes and the benefits recorded for the sale of certain research and development tax credits to the State of Connecticut, the Company has not recorded a provision or benefit for income taxes in its consolidated financial statements due to recurring historical losses. The Company has provided a full valuation allowance for its deferred tax assets as of September 30, 2009.
7. Commitments and Contingencies
     In April 2009, the Company adopted a new non-equity incentive compensation plan (the Plan) covering all its employees, including its executive officers. Under the Plan, each employee is entitled to non-equity incentive compensation for the year ending December 31, 2009, payable in installments as follows: (i) 20% on April 30, 2009; (ii) 20% upon the first to occur of (x) the completion of the FDA’s Oncologic Drugs Advisory Committee (ODAC) meeting regarding the Company’s lead anti-cancer product Onrigin™ or (y) September 30, 2009; (iii) 30% upon approval by the FDA of the Company’s NDA for Onrigin™; and

(iv) 30% upon the Company’s first commercial shipment of Onrigin™. Payments made under the Plan pursuant to (i) and (ii) above have been expensed in 2009.
     In June 2009, the Company amended the employment agreement with the Company’s Chief Executive Officer to extend the term of the agreement to December 31, 2011.
     During the first nine months of 2009, except for the payments of interest on the Company’s Notes in February and August 2009, the adoption of and payments under the Plan, and the amendment to the CEO’s employment agreement, there were no significant changes in the Company’s (i) reported commitments, (ii) reported payments under contractual obligations, (iii) disclosed contingent contractual obligations related to potential milestone payments under its license agreements, and (iv) potential cancellation fees under various agreements at December 31, 2008.
8. Regulatory Matters
     We are aware that Ben Venue, our manufacturer of Onrigin™ finished drug product, received a Warning Letter from the FDA in November 2007 and that subsequent to that date the FDA has completed several on-site inspections of their facilities that concluded with issuances of FDA Form 483s (483). Ben Venue has informed us that it submitted responses to the FDA to address the issues identified in the 483s. In June 2008, Ben Venue notified us that it had received a letter from the European Medicines Agency (EMEA) with observations from a recent audit of its facilities, and that it had responded to this letter with a plan to address the issues raised. The EMEA has conducted additional inspections since June 2008 resulting in additional observations. In November 2009, we were informed that Ben Venue had received a Good Manufacturing Practices (GMP) certificate from the EMEA enabling Ben Venue to manufacture products for distribution in the European Union. The Company has received updates from Ben Venue regarding the FDA which indicate that some matters remain to be resolved. At this time, in spite of the ongoing issues, we believe that product manufactured by Ben Venue can be used by us for clinical trials in the United States and Europe. However, if Ben Venue is not successful in completing the corrections of the issues that resulted in the issuance of the 483s from the FDA or if the FDA or EMEA identifies any new issues that aren’t corrected, our ability to manufacture Onrigin™ at Ben Venue may be delayed. If Ben Venue is not able to manufacture additional supplies of Onrigin™ in the future, we will have to establish a new source for finished product manufacturing, and our operations could be materially adversely affected.
ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
     The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the related notes. All statements other than statements of historical fact included in this Quarterly Report on Form 10-Q, including without limitation statements in the following Management’s Discussion and Analysis of Financial Condition and Results of Operations, regarding our financial position, business strategy, and plans and objectives of our management for future operations, are forward-looking statements. When used in this Quarterly Report on Form 10-Q, words such as “may,” “will,” “should,” “could,” “potential,” “seek,” “project,” “predict,” “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to us or our management, identify forward-looking statements. Forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to our management. Forward-looking statements involve risks and uncertainties. Our actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under “Part II. Item 1A. Risk Factors,” as well as those discussed elsewhere in this Quarterly Report on Form 10-Q. The risks that we have highlighted here are not the only ones that we face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the risks or uncertainties described in this Quarterly Report on Form 10-Q or any of those additional risks or uncertainties actually occur, our business, financial conditions or results of operations could be negatively affected. The information contained in this Quarterly Report on Form 10-Q is believed to be current as of the date of filing with the Securities and Exchange

Commission (SEC). We do not intend to update any of the forward-looking statements after the date of this filing to conform these statements to actual results or to changes in our expectations, except as required by law.
     Overview
     We are a development-stage pharmaceutical company that develops therapeutics for the treatment of cancer. Our research and product development activities to date have consisted primarily of conducting preclinical trials of product candidates, obtaining regulatory approval for clinical trials, conducting clinical trials, filing for regulatory approval of our lead product candidate OnriginTM, conducting pre-commercialization activities, negotiating and obtaining collaborative agreements, and obtaining financing in support of these activities. Since inception, we have generated minimal revenues and have incurred substantial operating losses from our activities.
     On October 12, 2009, the Company announced it had hired an investment bank to assist in evaluating its strategic alternatives. These alternatives include any combination of a restructuring of the Company and its debt and a sale of the Company or its assets. The Company may also consider financing options. The Company expects its strategic review to be completed in the fourth quarter of 2009. The outcome of the Company’s strategic review will determine whether the Company continues operations or whether it curtails or ceases operations, liquidates its assets and/or files for bankruptcy.
     The Company ended the third quarter of 2009 with cash and cash equivalents totaling $18.9 million. The Company’s review of its strategic alternatives will determine the Company’s future operations, if any, and levels of cash expenditures and employee staffing. It is likely that, without additional financing, the cash and cash equivalents will not be adequate to fund operations for the next twelve months.
     We have two small molecule anticancer agents in clinical development, Onrigin™ and Triapine®. Most of our resources are focused on the development of Onrigintm for the treatment of acute myeloid leukemia (AML). We have limited resources to allocate to additional clinical trials of Onrigintm. Onrigintm is being evaluated in four clinical trials at this time sponsored by clinical investigators.
     In February 2009, the Company filed a New Drug Application (NDA) for Onrigin tm with the U.S. Food and Drug Administration (FDA) as a single agent in elderly patients with de novo poor-risk acute myeloid leukemia (AML). In April 2009, the Company announced that the NDA for Onrigin tm had been accepted for standard review by the FDA with a user fee goal date of December 12, 2009 for a decision on approval. The Company made a presentation to the Oncologic Drugs Advisory Committee (ODAC) of the FDA on September 1, 2009. The ODAC voted to require that a randomized study defining the efficacy and safety of Onrigin tm be completed prior to regulatory approval of Onrigin tm. The Company currently plans to submit a Special Protocol Assessment (SPA) to the FDA in 2009 for a randomized trial of Onrigin tm. There can be no assurances that the Company will submit a SPA for a randomized trial of Onrigin tm to the FDA in 2009 or at all, or that the Company will be able to conduct a randomized trial of Onrigin tm for which it currently has no funding.
     If we continue operations after our strategic review, we believe that we have sufficient inventory of Onrigintm to conduct our current and planned clinical trials through July 2010 in the U.S. and Europe. We will need to manufacture additional supplies of Onrigintm in the first quarter of 2010 in order to continue our clinical trials beyond July 2010. Our ability to manufacture additional clinical supplies of Onrigintm in the first quarter of 2010 is dependent upon the availability and capacity of our third party manufacturing partners, the results of our strategic review and our ability to finance our operations going forward. There can be no assurance that we will be able to obtain additional clinical supplies of Onrigintm in the first quarter of 2010.
     We have limited resources to apply to our second product candidate, Triapine®. Triapine® is under evaluation in four clinical trials sponsored by the National Cancer Institute’s (NCI) Cancer Therapy Evaluation Program. We provide Triapine® drug products to support these trials. We need to manufacture additional inventory of Triapine® in 2010 in order to continue clinical trials. We have no current plans to manufacture additional Triapine and there can be no assurance that we will be able to manufacture additional clinical trials of Triapine® in 2010.
     We have two additional anticancer technologies that are in the preclinical development stage: (i) a small molecule that targets hypoxic or low-oxygen areas of tumors (VNP40541) and (ii) a drug delivery technology (TAPET®). We are not developing these technologies with our own resources at this time, and will need a development partner(s) for these product candidates.
     We budget and monitor our research and development costs by category, as opposed to by product or study. Significant categories of costs include personnel, clinical, third party research and development services, and laboratory supplies. The cost to take a product candidate through clinical trials is dependent upon, among other things, the targeted disease indications, the timing, size and dosing schedule of the clinical trials for such product candidate, the number of patients enrolled in each trial and the speed at which patients are enrolled and treated. We do not currently have sufficient funds to conduct a randomized Phase III trial of Onrigintm.
     Completion of ongoing or new clinical trials, if any, may take several years or more and the length of time can vary substantially according to the type, complexity, novelty and intended use of a product candidate. These uncertainties and variability make it difficult to accurately predict the future cost of or timing to complete our product development projects.
     We cannot be certain that any of our products will prove to be safe or effective, will achieve the safety and efficacy needed in clinical trials necessary for product registration, will receive regulatory approvals, or will be successfully commercialized. Our clinical trials might prove that our product candidates may not be effective in treating disease or may have undesirable or unintended side effects, toxicities or other characteristics that require us to cease further development of the product.
     Given the uncertainties related to pharmaceutical product development, we are currently unable to reliably estimate when, if ever, our product candidates will generate revenue and cash flows. We do not expect to receive net cash inflows from any of our major research and development projects until and unless a product candidate becomes a profitable commercial product.
     Critical Accounting Policies and Estimates
     The accompanying discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements and the related disclosures, which have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates form the basis for making judgments about the carrying values of assets and liabilities. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates.
     We believe the following policies to be the most critical to an understanding of our financial condition and results of operations because they require us to make estimates, assumptions and judgments about matters that are inherently uncertain.
     Revenue Recognition
     Technology License Fees. We record revenue under technology license agreements in accordance with the following:
•	Nonrefundable upfront license fees for which no further performance obligations exist are recognized as revenue on the earlier of when payments are received or collection is assured;

•	Nonrefundable upfront license fees including guaranteed, time-based payments that require continuing involvement in the form of development or other efforts by us are recognized as revenue ratably over the performance period;

•	Milestone payments are recognized as revenue when milestones, as defined in the applicable agreement, are achieved; and

•	Royalty revenues based on licensees’ sales of our products or technologies are recognized as earned in accordance with the contract terms when royalties from licensees can be reliably measured and collectability is reasonably assured. Royalty estimates are made in advance of amounts collected based on historical and forecasted trends.
     Actual license fees received may vary from recorded estimated revenues. The effect of any change in revenues from technology license agreements would be reflected in revenues in the period such determination was made. Historically, such adjustments have been insignificant.
     Research and Laboratory Support Fees. We recognize revenue from research and laboratory support as the services are performed. Since 2005, we have not received any research and laboratory support fees.
     Contract Research Grants. We recognize revenue from grants received for research projects as earned in accordance with the grant terms. Since 2004, we have not received any contract research grants.
     Research and Development Expenses
     We record research and development expenses as incurred. We disclose clinical trials expenses and other research and development expenses as separate components of research and development expense in our consolidated statements of operations to provide more meaningful information to our investors. These expenses are based, in part, on estimates of certain costs when incurred. The effect of any change in the clinical trials expenses and other research and development expenses would be reflected in the period such determination was made.
     Stock-Based Compensation
     Since January 1, 2006, we have recognized stock-based compensation expense using the straight-line attribution method for awards of restricted stock, purchases under our employee stock purchase plan and unvested stock options based on the grant-date fair value of the portion of the stock-based payment award that is ultimately expected to vest. Prior to January 1, 2006, we accounted for stock-based compensation arrangements in accordance with the intrinsic value method and, as such, generally recognized no stock-based compensation expense in our consolidated financial statements. Our consolidated financial statements for periods prior to January 1, 2006 have not been restated to reflect, and do not include, stock-based compensation expense using the straight-line attribution method.
     Our last award of stock options was made in November 2005. Compensation expense for all stock options was fully recognized as of June 2009. Compensation expense recorded for stock options was based on the fair value of the awards at the date of grant determined using the Black-Scholes option valuation model using assumptions based, in part, on historical experience of expected stock price volatility, expected term until exercise, expected forfeiture rate and risk-free interest rate. Once stock option fair values were determined, they were not changed. Forfeitures estimated at the time of grant were revised, if necessary, in subsequent periods if actual forfeitures differed from those estimates.
     For additional disclosures regarding stock-based compensation, see Note 5 to the accompanying unaudited condensed consolidated financial statements.
     Income Taxes
     Deferred income taxes are provided for the future tax consequences of temporary differences between the income tax and financial reporting bases of assets and liabilities, and on operating loss and tax credit carryforwards. Except for the tax provisions recorded for state capital taxes and the tax benefits recorded for the sale of certain research and development tax credits to the State of Connecticut, we have not recorded a provision or benefit for income taxes in our consolidated financial statements due to recurring historical losses. Accordingly, we have provided a full valuation allowance for our deferred tax assets as of

September 30, 2009. In the event we determined that we would be able to realize deferred tax assets in the future, an adjustment would be made to reduce the valuation allowance in the period of determination.
     Recently Issued Accounting Standards
     In June 2009, the FASB issued SFAS No. 168, later superseded by the FASB Codification and included in ASC 105-10, “Generally Accepted Accounting Principles — Overall” (“ASC 105-10”), which establishes the FASB Accounting Standards Codification as the single source of authoritative generally accepted accounting principles. On the effective date of this statement, the Codification supersedes all then-existing non-SEC accounting and reporting standards. The issuance of this statement does not change generally accepted accounting principles; it has however, changed the applicable citations and naming conventions used when referencing generally accepted accounting principles. The adoption of ASC 105-10 in the third quarter of 2009 has had no impact on our consolidated financial statements.
     Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or not significant to our consolidated financial statements.
     Results of Operations
     Comparison of the Three-Month Periods Ended September 30, 2009 and 2008
     Revenues. Revenues from technology license fees for the three months ended September 30, 2009 were $5,000 as compared to $8,000 for the comparable 2008 period. We have no material source of revenues.
     Research and Development Expenses. Total research and development (R&D) expenses were $3.4 million for the three months ended September 30, 2009 compared to $3.7 million for the same 2008 period as a result of a decrease in clinical trials expenses of $528,000 and an increase in other R&D expenses of $284,000. The decrease in clinical trials expenses was primarily due to lower costs associated with our Phase III trial of Onrigintm which was closed to patient accrual in May 2007 and our pivotal Phase II trial of Onrigintm which was closed to patient accrual in May 2009, partially offset by higher costs associated with an investigator-sponsored Phase III clinical trial of Onrigintm in combination with standard reduction-induction chemotherapy in AML and myelodysplasia (MDS), and lower-stock based compensation in 2009. Other R&D expenses increased primarily due to costs associated with our NDA filing and ODAC meeting in September 2009 and the reversal of stock-based compensation expense in 2008 due to cancellation of certain restricted stock, partially offset by lower expense in 2009 for incentive compensation.
     Marketing, General and Administrative Expenses. Marketing, general and administrative expenses were $1.1 million for the three months ended September 30, 2009 compared to $1.9 million for the comparable 2008 period. The decrease was primarily due to lower stock-based compensation expense and incentive compensation expense in 2009.
     Interest Expense. Interest expense, which included non-cash amortization of deferred issuance costs, original issue discount and assigned warrant value, was $1.7 million for the three months ended September 30, 2009 compared to $1.5 million for the three months ended September 30, 2008 related to our Notes and Warrants.
     Interest Income. Interest income was $1,000 for the three months ended September 30, 2009 compared to $224,000 for the comparable 2008 period. The decrease was primarily due to lower interest rates and invested balances in 2009.
     Other Income (Expense), Net. For the three months ended September 30, 2009 and 2008, other expenses were $55,000 and $3,000, respectively, which reflected foreign currency transaction losses related to contracts with vendors outside the U.S. denominated in foreign currencies.
     Income Taxes. For the three months ended September 30, 2009 and 2008, the Company did not record provisions for minimum state capital taxes due to its shareholders’ deficit.
     Net Loss. As a result of the foregoing, the net loss was $6.2 million, or $0.78 per share based on weighted-average shares outstanding of 8.0 million, for the three months ended September 30, 2009 compared to $6.8 million, or $0.92 per share based on weighted-average shares outstanding of 7.4 million, for the same 2008 period.

     Comparison of the Nine-Month Periods Ended September 30, 2009 and 2008
     Revenues. Revenues from technology license fees for the nine months ended September 30, 2009 were $15,000 as compared to $35,000 for the comparable 2008 period. We have no material source of revenues.
     Research and Development Expenses. Total research and development (R&D) expenses were $9.6 million for the nine months ended September 30, 2009 compared to $13.8 million for the same 2008 period as a result of a decrease in clinical trials expenses of $3.7 million and a decrease in other R&D expenses of $472,000. The decrease in clinical trials expenses was primarily due to lower costs associated with our Phase III trial of Onrigintm which was closed to patient accrual in May 2007 and our pivotal Phase II trial of Onrigintm which was closed to patient accrual in May 2009, partially offset by higher costs associated with an investigator-sponsored Phase III clinical study of Onrigintm in combination with standard reduction-induction chemotherapy in AML and MDS, and lower-stock based compensation in 2009. Other R&D expenses decreased primarily due to lower stock-based compensation expense and incentive compensation expense in 2009, partially offset by higher costs associated with our NDA filing and ODAC meeting in September 2009.
     Marketing, General and Administrative Expenses. Marketing, general and administrative expenses were $4.5 million for the nine months ended September 30, 2009 compared to $5.7 million for the comparable 2008 period. The decrease was primarily due to lower incentive compensation expense and stock-based compensation expense in 2009.
     Interest Expense. Interest expense, which included non-cash amortization of deferred issuance costs, original issue discount and assigned warrant value, was $5.7 million for the nine months ended September 30, 2009 compared to $4.5 million for the nine months ended September 30, 2008 related to our Notes and Warrants. Interest expense included $807,000 of additional non-cash amortization expense recorded in the first quarter of 2009 as described in Note 4 to the accompanying unaudited condensed consolidated financial statements.
     Interest Income. Interest income was $11,000 for the nine months ended September 30, 2009 compared to $991,000 for the comparable 2008 period. The decrease was primarily due to lower interest rates and invested balances in 2009.
     Other Income (Expense), Net. For the nine months ended September 30, 2009, other income was $2.6 million, which reflected foreign currency transaction losses of $22,000 and other non-cash income of $2.6 million related to the change in the fair value of a derivative as described in Note 4 to the accompanying unaudited condensed consolidated financial statements. For the nine months ended September 30, 2008, other expense was $15,000, which reflected foreign currency transaction losses related to contracts with vendors outside the U.S. denominated in foreign currencies.
     Income Taxes. For the nine months ended September 30, 2009 and 2008, the Company did not record provisions for minimum state capital taxes due to its shareholders’ deficit.
     Net Loss. As a result of the foregoing, the net loss was $17.1 million, or $2.15 per share based on weighted-average shares outstanding of 8.0 million, for the nine months ended September 30, 2009 compared to $22.9 million, or $3.12 per share based on weighted-average shares outstanding of 7.4 million, for the same 2008 period.
     Liquidity and Capital Resources
     Since our inception in 1994, our primary source of cash has been through public and private offerings of debt and equity. Other sources have included research and laboratory support fees, technology license fees and grants. Our primary use of cash has been for our product development activities.

     As of September 30, 2009, we had cash and cash equivalents of $18.9 million, compared to $38.0 million at December 31, 2008. The decrease in 2009 was the result of cash used to fund operating activities of $19.1 million and acquisitions of capital equipment of $5,000. Cash used in operations was primarily to fund product development activities as well as for working capital, payment of interest and general corporate purposes.
     Cash Used in Operating Activities
     Cash used in operating activities is primarily a result of our net loss. However, operating cash flows differ from net loss as a result of non-cash charges, differences in the timing of cash flows and earnings/expense recognition, and changes in operating assets and liabilities. Significant changes in operating assets and liabilities were as follows:
     Receivables and prepaid expenses decreased $191,000 and $250,000 during the nine months ended September 30, 2009 and 2008, respectively. The decreases in 2009 and 2008 were primarily due to lower prepaid insurance expense partially offset by higher other prepaid expenses as the timing of payments differed from the recognition of expense.
     Current liabilities decreased $2.1 million during the nine months ended September 30, 2009 primarily due to a lower accrual of interest related to our convertible senior notes and a reduction in accrued payroll-related expenses due to the payment in 2009 of amounts accrued as of December 31, 2008. Current liabilities decreased $1.2 million during the nine months ended September 30, 2008 primarily due to a lower accrual of interest related to our convertible senior notes, partially offset by higher payroll-related accruals due to a 2008 bonus and retention plan.
     Cash Used in Investing Activities
     Cash used in investing activities relates to the acquisition of capital equipment. Capital expenditures of $5,000 and $53,000 for the nine months ended September 30, 2009 and 2008, respectively, were primarily for computer hardware and software. Capital expenditures for fiscal 2009 are not expected to exceed $50,000.
     Cash Provided by Financing Activities
     Cash provided by financing activities is primarily related to capital raised and proceeds from common stock issuances under our employee stock plans. For the nine months ended September 30, 2009 and 2008, we received net proceeds of $1,000 and $3,000, respectively, from common stock issuances under employee stock plans. All proceeds from financing activities are being and will be used to fund product development activities as well as for working capital and general corporate purposes.
     In February 20, 2007, we completed a private placement of $60 million aggregate principal amount of 7.75% convertible senior notes due February 15, 2012 and warrants to purchase up to an additional 780,000 shares of our common stock. We are obligated to pay the principal amount of the Notes in cash on the maturity date, February 15, 2012. On or after, but not prior to, February 15, 2010, we have the right to redeem some or all of the Notes for cash at any time, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to, but not including, the redemption date. Upon certain fundamental changes (as described below), holders of Notes will have the right, subject to various conditions and restrictions, to require us to repurchase their Notes, in whole or in part, at 100% of the principal amount plus accrued and unpaid interest up to, but not including, the repurchase date.
     The Notes bear interest at a rate of 7.75% per year, payable on February 15 and August 15 of each year. Interest may be paid at our option in cash or registered shares of our common stock or some combination of cash and registered shares of our common stock having a fair market value equal to the interest payment due, in each case at our option, from the date of issuance until repayment in full or until an earlier conversion, redemption or repurchase.
     The Notes shall become automatically convertible at any time prior to maturity if the closing price per share of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within any 30-consecutive trading day period, provided that only those Notes as to which we are then able to make the make-whole payment (defined below) under Nasdaq shareholder approval rules shall be automatically converted; and further provided that only those Notes (i) for which a shelf registration statement was in effect with respect to the resale of the shares of common stock issuable upon automatic conversion for each day during such 30-consecutive trading day period or (ii) for which the shares issuable upon automatic conversion may be freely transferred pursuant to Rule 144(k) under the Act, shall be automatically converted. Upon any automatic conversion of the Notes, we shall pay to holders an amount equal to $232.50 per $1,000 principal amount of Notes so converted, less the amount of any interest paid on such notes prior to the conversion date. This payment may be made at the Company’s option in cash, registered shares of common stock or some combination of cash and registered shares of common stock having a fair market value equal to the make-whole payment due.
     Upon certain fundamental changes, holders of Notes will have the right, subject to various conditions and restrictions, to require us to repurchase the Notes, in whole or in part, at 100% of the principal amount plus accrued and unpaid interest up to, but not including, the repurchase date. If a fundamental change occurs prior to February 15, 2010, we may be required to pay a make-whole premium on the notes converted and not repurchased in connection with the fundamental change by issuing additional shares of common stock upon conversion of such Notes.
     The Notes and the Indenture under which they were issued limit our ability to incur indebtedness or other obligations, including certain senior secured indebtedness or other secured obligations, in the future. If there is an event of default on the Notes, the principal amount of the Notes, plus accrued and unpaid interest may be declared immediately due and payable, subject to certain conditions set forth in the Indenture.
     In connection with the placement of the Notes and Warrants, we entered into a registration rights agreement which requires us to use our best efforts to maintain the effectiveness of our registration statement relating to the resale of our convertible senior Notes, shares of common stock issuable upon the exercise of outstanding Warrants and upon conversion of our outstanding notes by holders of such Warrants and Notes. We may be required to file and make effective amendments and supplements to such registration statement from time to time in the future. We believe we are currently in compliance with our registration obligation. However, if we fail to maintain an effective registration statement through February 15, 2010, the expiration date of the Warrants, we could become subject to certain liquidated damages in the form of additional interest on the principal amount of the notes outstanding, subject to a maximum rate of 8.25% per annum for the duration of such failure until the event giving rise to the additional interest has been cured or February 15, 2010, whichever occurred first. We do not believe such potential liquidated damages would be material to our financial results. In the event of a failure, once we regained compliance with our registration obligation with respect to all of the registrable securities, the interest payable on the notes would return to the initial interest rate of 7.75%.
     The Warrants are exercisable into shares of our common stock at the option of the holder of Warrants prior to the close of business on February 15, 2010, or earlier upon redemption, at a current exercise price of $20.00 per share. The exercise price is subject to adjustment in accordance with the terms of the Warrant. The Company may redeem the outstanding Warrants in whole or in part for $0.01 per Warrant at any time after the Warrants become exercisable if, and only if, the last sales price of our common stock equals or exceeds 150% of the exercise price per share of the Warrants then in effect for any 20 trading days within a 30-consecutive trading day period and at all times during such period there is an effective registration statement relating to the resale of all the shares of common stock issuable upon exercise of the Warrants.
     Future Cash Requirements
     On October 12, 2009, the Company announced it had hired an investment bank to assist in evaluating its strategic alternatives. These alternatives include any combination of a restructuring of the Company and its debt and a sale of the Company or its assets. The Company may also consider financing options. The Company expects its strategic review to be completed in the fourth quarter of 2009. The outcome of the

Company’s strategic review will determine whether the Company continues operations or whether it curtails or ceases operations, liquidates its assets and/or files for bankruptcy.
     The Company ended the third quarter of 2009 with cash and cash equivalents totaling $18.9 million. The Company’s review of its strategic alternatives will determine the Company’s future operations, if any, and levels of cash expenditures and employee staffing. It is likely that, without additional financing, the cash and cash equivalents will not be adequate to fund operations for the next twelve months.
     Off-Balance Sheet Arrangements
     We have no off-balance sheet arrangements that have a material current effect or are reasonably likely to have a material future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
     Contractual Obligations
     During the first nine months of 2009, except for the interest paid in February and August 2009 related to Notes, the adoption of and payments under a non-equity incentive compensation plan and the amendment to our Chief Executive Officer’s employment agreement, there were no significant changes in our reported payments due under contractual obligations and disclosed contingent contractual obligations related to potential milestone payments under our license agreements and potential cancellation fees under various agreements included in Part II, “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
     Available Information
     The following information can be found on our website at http://www.vionpharm.com or may be obtained free of charge by contacting our Investor Relations Department at (203) 498-4210 or by sending an e-mail message to info@vionpharm.com:
•	our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission;

•	our policies related to corporate governance, including the charter for the Nominating and Governance Committee of our Board of Directors, our code of ethics and business conduct applying to our directors, officers and employees, and our code of ethics applying to our chief executive officer, chief financial officer and senior financial officials; and

•	the charters of the Audit Committee and the Compensation Committee of our Board of Directors; and

•	other important information and recent developments concerning the Company.
     Copies of our filings with the Securities and Exchange Commission (“SEC”) can be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information can be obtained about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.
ITEM 3. Quantitative and Qualitative Disclosures About Market Risk
     During the first nine months of 2009, there were no significant changes in our disclosures about market risk included in Part II, “Item 7A. Quantitative and Qualitative Disclosures about Market Risk” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
     The weighted-average interest rate on cash equivalents held at September 30, 2009 was approximately 0.02%.

ITEM 4T. Controls and Procedures
     (a) Disclosure controls and procedures — Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2009. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective to ensure that the information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.
     (b) Changes in internal control over financial reporting — There has been no change in our internal control over financial reporting during the period covered by this quarterly report or in other factors that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.
PART II
OTHER INFORMATION
ITEM 1A. Risk Factors
     There are many risks and uncertainties that can affect our future business, financial performance or share price. In addition to the other information set forth in this report, you should carefully consider the factors discussed in Part I, “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Below are new or updated risk factors from those appearing in our Annual Report on Form 10-K. In addition to the other information set forth in this report, you should carefully consider the following factors, which could materially affect our business, financial condition or future results. The risks described below are not the only risks facing our Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.
     We are evaluating our strategic alternatives. If we are not successful in achieving our strategic alternatives, we may have to curtail or cease operations, liquidate our assets, and/or file for bankruptcy.
     On October 12, 2009, the Company announced it had hired an investment bank to assist in evaluating its strategic alternatives. These alternatives include any combination of a restructuring of the Company and its debt and a sale of the Company or its assets. The Company may also consider financing options. The Company expects its strategic review to be completed in the fourth quarter of 2009. The outcome of the Company’s strategic review will determine whether the Company continues operations or whether it curtails or ceases operations, liquidates its assets and/or files for bankruptcy.
     If we fail to obtain the capital necessary to fund our operations, we will be unable to conduct and additional randomized trial of Onrigin™, and continue or complete our product development, and we may need to curtail or cease operations, liquidate our assets and/or file for bankruptcy.
     The Company ended the third quarter of 2009 with cash and cash equivalents totaling $18.9 million. The Company’s review of its strategic alternatives will determine the Company’s future operations, if any, and levels of cash expenditures and employee staffing. It is likely that, without additional financing, the cash and cash equivalents will not be adequate to fund operations for the next twelve months.
     We will need to raise substantial additional capital to conduct an additional randomized trial of Onrigintm, fund operations, and complete our product development. We have determined to focus substantially all of our resources on the development and commercialization of Onrigintm. However, we will not have an approved and marketable product unless and until we conduct a successful randomized trial of Onrigintm and receive regulatory approval from the FDA or similar foreign regulatory authorities. There can be no assurance that we will be able to raise the additional capital required to run our operations and conduct a successful randomized trial of Onrigintm in order to have the product approved by the FDA or similar foreign regulatory authorities.

     The current global economy and capital markets have been challenging for any issuer to raise capital through public offerings or private placements of securities, and especially so with respect to the small capitalization biotech sector that we operate in. This situation makes the timing and potential for future equity or debt financings highly uncertain. We may not get funding when we need it or on terms that are agreeable to us, if at all. We believe the existence of our Convertible Senior Notes impacts our ability to seek equity financing and that it is more difficult for us to raise additional capital now that we are not listed on a national stock market exchange.
     If we cannot raise adequate funds to satisfy our capital requirements, we may have to consider curtailing or ceasing operations, liquidating assets, and./or filing for bankruptcy. We might have to license our technology to others. This could result in sharing revenues that we might otherwise retain for ourselves. Any of these actions may harm our business, financial condition and results of operations.
     We have incurred substantial losses since our inception, we expect to continue to incur operating losses, we may never be profitable, we lack funding to conduct a randomized Phase III clinical trial of Onrigintm, and we may be unable to continue our operations.
     We have incurred losses since inception. As of September 30, 2009, we had an accumulated deficit of approximately $256.1 million. If we continue to incur operating losses and fail to become a profitable company, we may be unable to continue our operations. Since we began our business, we have focused on research, development, preclinical and clinical trials, and most recently, regulatory approval for Onrigintm in the U.S. We expect to continue to incur losses for at least the next several years if we continue to conduct clinical trials and pursue regulatory approval of Onrigintm, continue our other research and development efforts, and develop manufacturing, sales, marketing and distribution capabilities. However, we lack the funding necessary to conduct a randomized Phase III clinical trial of Onrigintm. Our future profitability depends on our receiving regulatory approval of our product candidates, especially Onrigintm, and our ability to successfully manufacture and market approved drugs. The extent of our future losses and the timing of our profitability are highly uncertain.
     We do not expect to have any products approved for sale in the next several years as we are required to conduct an additional randomized clinical trial of Onrigintm before FDA approval. If we cannot raise the funds required to continue operations and conduct such a trial, the value of our company and our financial results will be materially adversely affected, and we may need to curtail or cease operations, liquidate our assets and/or file for bankruptcy.
     We cannot sell or market our drugs without regulatory approval. If we cannot obtain regulatory approval for our products, the value of our company and our financial results will be materially adversely affected. In the United States, we must obtain approval from the FDA for each drug that we intend to sell. Foreign governments also regulate drugs distributed outside the United States. A delay in obtaining regulatory approvals for any of our drug candidates will also have a material adverse effect on our business.
     In particular, we filed an NDA in February 2009 based upon our pivotal Phase II trial of Onrigintm in previously untreated elderly patients with de novo poor-risk AML, supplemented by data from a previous Phase II trial of Onrigintm in elderly patients with AML. In April 2009, we announced that the NDA for Onrigintm had been accepted for standard review by the FDA with a user fee goal date of December 12, 2009 for a decision on approval. The Company made a presentation to the Oncologic Drugs Advisory Committee (ODAC) of the FDA on September 1, 2009. The ODAC reviews and evaluates data concerning the safety and effectiveness of marketed and investigational human drug products for use in the treatment of cancer and makes appropriate recommendations to the FDA. The ODAC voted to require that a randomized study defining the efficacy and safety of Onrigintm be completed prior to regulatory approval of Onrigintm. The Company currently plans to submit a Special Protocol Assessment (SPA) to the FDA in 2009 for a randomized trial of Onrigintm. There can be no assurances that the Company will submit a SPA for a randomized trial of Onrigin tm to the FDA in 2009 or at all, or that the Company will be able to conduct a randomized trial of Onrigin tm for which it currently has no funding.

     Our Phase III randomized trial of Onrigintm in combination with cytarabine in relapsed AML was put on clinical hold by the FDA due to increased mortality in the Onrigintm arm of the trial in May 2007. Although in January 2008 the FDA lifted the clinical hold on the trial, we currently do not have the funding to start a new Phase III trial in relapsed AML. If we are able to raise capital and start a new trial, there can be no assurance that any new trial would not in the future be put on regulatory hold or that the new trial will result in regulatory approval of Onrigintm in combination with cytarabine in relapsed AML, or what the timing of that approval might be.
     We would need to reevaluate the development of Onrigintm if data from any ongoing clinical trials of Onrigintm raised issues relative to its safety and efficacy. In such event, we would alter the drug or dose as used in the trial, modify the clinical trial protocol, commence additional trials, or abandon clinical development of Onrigintm. In any such events, our business, operations and prospects would be materially adversely affected, our ability to obtain regulatory approval might be delayed, or we might not be able to obtain regulatory approval at all and we may need to curtail or cease operations.
     If we fail to recruit and retain key personnel, our research and development programs may be delayed.
     We are highly dependent upon the efforts of our senior management and scientific personnel, particularly, Alan Kessman, our chief executive officer and director; Howard B. Johnson, our president and chief financial officer; Ann Lee Cahill, our vice president, clinical development; William F. Hahne, M.D., our vice president, medical; Ivan King, Ph.D., our vice president, research and development; Tanya Lewis, our vice president of regulatory affairs and quality assurance, and James Tanguay, Ph.D., our vice president, chemistry, manufacturing and controls. There is intense competition in the drug development industry for qualified scientific and technical personnel. Since our business is very technical and specialized, we need to continue to attract and retain such people. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business, particularly in light of our need to raise additional financing in order to finance a randomized trial of Onrigintm and continue our operations. We have no key man insurance policies on any of the officers listed above and we only have an employment agreement with Mr. Kessman for which the term was recently extended through 2011. There can be no assurance that any of our senior management or scientific personnel will remain with the company. If we lose the services of our management and scientific personnel or fail to recruit other sales, marketing, scientific and technical personnel, our research and product development programs and our commercialization of Onrigintm will be significantly and detrimentally affected.
     We need to manufacture additional clinical supplies of Onrigin™ and Triapine®. If we do not manufacture additional clinical supplies in the first quarter of 2010, we will not be able to continue our clinical trials of Onrigin™ beyond July 2010. If we do not manufacture additional Triapine® in 2010, we will not be able to continue clinical trials of Triapine®.
     We believe that we have sufficient inventory of Onrigintm to conduct our current and planned clinical trials through July 2010 in the U.S. and Europe, should we determine to continue operations after the completion of our strategic review. We would need to manufacture additional supplies of Onrigintm in the first quarter of 2010 in order to continue our clinical trials beyond July 2010. Our ability to manufacture additional clinical supplies of Onrigintm in the first quarter of 2010 would be dependent upon the availability and capacity of our third party manufacturing partners, the results of our strategic review and our ability to finance our operations going forward. There can be no assurance that we will be able to obtain additional clinical supplies of Onrigintm in the first quarter of 2010.
     We would also need to manufacture additional inventory of Triapine® in 2010 in order to continue clinical trials. We have no current plans to manufacture additional Triapine® and there can be no assurance that we will be able to manufacture additional clinical supplies of Triapine® in 2010.

     We rely on third-party manufacturers to manufacture our product candidates. If these third-party manufacturers fail to manufacture product candidates of satisfactory quality, in a timely manner, in sufficient quantities or at acceptable costs, development and commercialization of our products could be delayed.
     We have no manufacturing facilities, and we have no experience in the commercial manufacturing of drugs or in validating drug manufacturing processes. We have contracted with two third-party manufacturers, Sigma Aldrich Fine Chemicals, Inc. (SAFC), a Sigma-Aldrich Corporation business, and Ben Venue Laboratories, Inc. (Ben Venue), to produce our product candidates for regulatory approvals and clinical trials. We have limited supplies of our product candidates for clinical trials. If our supplies are damaged or destroyed, either during storage or shipping or otherwise, our clinical trials may be delayed, which could have a material adverse effect on our business. We further intend to rely on third-party contract manufacturers to manufacture, supply, store and distribute commercial quantities of our product candidates.
     Contract manufacturers are obliged to operate in accordance with government mandated obligations, including FDA-mandated current good manufacturing practices (cGMPs). A failure of any of our contract manufacturers to establish and follow cGMPs or any other regulatory requirements, or to document their adherence to such practices, may lead to significant delays in the availability of material for clinical trials and may delay or prevent filing or approval of marketing applications for our products. In any such event, our business would be materially adversely affected.
     Changing contract manufacturers may be difficult, and the number of potential manufacturers is limited. Changing manufacturers requires validation of the manufacturing processes and procedures in accordance with government mandated obligations, including FDA-mandated cGMPs. Such validation may be costly and time-consuming. It may be difficult or impossible for us to find replacement manufacturers on acceptable terms quickly, if at all. Either of these factors could delay or prevent the completion of our clinical trials, the approval of our product candidates by the FDA or other regulatory agencies, or the commercialization of our products, result in higher costs, or cause a decline in potential product revenues.
     Drug manufacturers are subject to on-going, periodic unannounced inspections by the FDA and corresponding state and foreign agencies to ensure strict compliance with cGMPs, other government regulations and corresponding foreign standards. While we are obligated to audit the performance of third-party contractors, we do not have control over our third-party manufacturers’ compliance with these regulations and standards. Failure by our third-party manufacturers or us to comply with applicable regulations could result in sanctions being imposed on us or them, including fines, injunctions, civil penalties, failure of the government to grant market approval of drugs, delays, suspension of clinical trials, withdrawal of approvals, seizures, detentions or recalls of product, operating restrictions and criminal prosecution.
     We are aware that Ben Venue, our manufacturer of Onrigintm finished drug product, received a Warning Letter from the FDA in November 2007 and that subsequent to that date the FDA has completed several on-site inspections of their facilities that concluded with issuances of FDA Form 483s (483). Ben Venue has informed us that it submitted responses to the FDA to address the issues identified in the 483s. In June 2008, Ben Venue notified us that it had received a letter from the European Medicines Agency (EMEA) with observations from a recent audit of its facilities, and that it had responded to this letter with a plan to address the issues raised. The EMEA has conducted additional inspections since June 2008 resulting in additional observations. In November 2009, we were informed that Ben Venue had received a Good Manufacturing Practices (GMP) certificate from the EMEA enabling Ben Venue to manufacture products for distribution in the European Union. The Company has received updates from Ben Venue regarding the FDA which indicate that some matters remain to be resolved. At this time, in spite of the ongoing issues, we believe that product manufactured by Ben Venue can be used by us for clinical trials in the United States and Europe. However, if Ben Venue is not successful in completing the corrections of the issues that resulted in the issuance of the 483s from the FDA or if the FDA or EMEA identifies any new issues that aren’t corrected, our ability to manufacture Onrigintm at Ben Venue may be delayed. If Ben Venue is not able to manufacture additional supplies of Onrigintm in the future, we will have to establish a new source for finished product manufacturing, and our operations could be materially adversely affected.

     Our product candidates for preclinical and clinical trials are manufactured in small quantities by third-party manufacturers. We have not validated the manufacturing process for Onrigintm to date. In order to obtain marketing approval for any of these product candidates, we will need to enter into and maintain long-term supply agreements with our existing or new third-party manufacturers, such as our agreements with SAFC or Ben Venue, and demonstrate that we can manufacture sufficient quantities under a validated manufacturing process for commercial sale. Our third-party manufacturers may terminate our agreements, may not be able to successfully increase their manufacturing capacity, validate our manufacturing process, or apply at commercial scale the current manufacturing process for any of our product candidates in a timely or economic manner, or at all. If this occurs, we may be required to seek out additional manufacturing partners requiring additional validation studies, which the relevant government regulator must review and approve. If we are unable to successfully validate or increase the manufacturing capacity for a product candidate, the clinical development of that product candidate may be delayed or there may be a shortage in the supply of the product candidate. Our product candidates require precise, high-quality manufacturing. The failure of our third-party manufacturers to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously harm our business.
ITEM 6. Exhibits
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 10, 2009	VION PHARMACEUTICALS, INC.
	By:	/s/ Howard B. Johnson
Howard B. Johnson
President and Chief Financial Officer

EXHIBIT INDEX
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 31.1
CERTIFICATION PURSUANT TO RULE 13a-14(a)
AS ADOPTED PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002
I, Alan Kessman, Chief Executive Officer of Vion Pharmaceuticals, Inc., certify that:
1.	I have reviewed this quarterly report on Form 10-Q (this “report”) of Vion Pharmaceuticals, Inc. (the “registrant”);
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s third fiscal quarter) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: November 10, 2009

/s/ Alan Kessman
Alan Kessman
Chief Executive Officer (Principal Executive Officer)

EXHIBIT 31.2
CERTIFICATION PURSUANT TO RULE 13a-14(a)
AS ADOPTED PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002
I, Howard B. Johnson, Chief Financial Officer of Vion Pharmaceuticals, Inc., certify that:
1.	I have reviewed this quarterly report on Form 10-Q (this “report”) of Vion Pharmaceuticals, Inc. (the “registrant”);
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s third fiscal quarter) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: November 10, 2009

/s/ Howard B. Johnson
Howard B. Johnson
Chief Financial Officer (Principal Financial Officer)

EXHIBIT 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. § 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     Pursuant to 18 U.S.C. Section 1350, I, the undersigned Chief Executive Officer of Vion Pharmaceuticals, Inc. (the “Company”), hereby certify that the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 2009 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: November 10, 2009

/s/ Alan Kessman
Alan Kessman
Chief Executive Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Vion Pharmaceuticals, Inc. and will be retained by Vion Pharmaceuticals, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. § 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     Pursuant to 18 U.S.C. Section 1350, I, the undersigned Chief Financial Officer of Vion Pharmaceuticals, Inc. (the “Company”), hereby certify that the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 2009 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: November 10, 2009

/s/ Howard B. Johnson
Howard B. Johnson
Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Vion Pharmaceuticals, Inc. and will be retained by Vion Pharmaceuticals, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.